UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Kings Road Entertainment, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   496162 20 7
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             Phillip Cook, President
                            1901 Avenue of the Stars
                          Los Angeles, California 90067

                                 (310) 552-0057
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 6, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP NO.  496162 20 7

         1.       Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  RAS Securities Corp.

                  I.D. No.:

         2.       Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         3.       SEC Use Only .................................................

         4.       Source of Funds:  OO

         5.       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) ..........................[   ]

         6.       Citizenship or Place of Organization:  New York

Number of                           7.     Sole Voting Power: 100
Shares
Beneficially                        8.     Shared Voting Power: 0
Owned By                            9.     Sole Dispositive Power: 100
Each Reporting
Person With                         10.    Shared Dispositive Power: 0

         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:           100

         12.      Check if the Aggregate Amount in Row 11 Excludes
                  Certain Shares (See Instructions) ........................[  ]

         13.      Percent of Class Represented by Amount In Row 11:
                  0%

         14.      Type of Reporting Person: BD

CUSIP NO.  496162 20 7

         15.      Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  FAB Capital Corporation

                  I.D. No.:

         16.      Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         17.      SEC Use Only ................................................

         18.      Source of Funds:  OO

         19.      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)..........................[   ]

         20.      Citizenship or Place of Organization:  Idaho

Number of                           21.    Sole Voting Power: 1,082,580
Shares
Beneficially                        22.    Shared Voting Power: 0
Owned By                            23.    Sole Dispositive Power: 1,082,580
Each Reporting
Person With                         24.    Shared Dispositive Power: 0

         25.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:    1,082,580 Shares

         26.      Check if the Aggregate Amount in Row 11 Excludes
                  Certain Shares (See Instructions) .......................[  ]

         27.      Percent of Class Represented by Amount In Row 11:
                  31.9%

         28.      Type of Reporting Person: CO

CUSIP NO.  496162 20 7

         29.      Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  MBO Music Verlag GmbH

                  I.D. No.:

         30.      Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         31.      SEC Use Only ................................................

         32.      Source of Funds:  OO

         33.      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) .........................[   ]

         34.      Citizenship or Place of Organization:  Germany

Number of                           35.    Sole Voting Power: 950,829
Shares
Beneficially                        36.    Shared Voting Power: 0
Owned By                            37.    Sole Dispositive Power: 950,829
Each Reporting
Person With                         38.    Shared Dispositive Power: 0

         39.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:    950,829 Shares

         40.      Check if the Aggregate Amount in Row 11 Excludes
                  Certain Shares (See Instructions) .......................[  ]

         41.      Percent of Class Represented by Amount In Row 11:
                  28.1%

         42.      Type of Reporting Person: CO

CUSIP NO.  496162 20 7

         43.      Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  Western Union Leasing Ltd.

                  I.D. No.:

         44.      Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         45.      SEC Use Only ................................................

         46.      Source of Funds:  OO

         47.      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) .........................[   ]

         48.      Citizenship or Place of Organization:  Ireland

Number of                           49.    Sole Voting Power: 406,418
Shares
Beneficially                        50.    Shared Voting Power: 0
Owned By                            51.    Sole Dispositive Power: 406,418
Each Reporting
Person With                         52.    Shared Dispositive Power: 0

         53.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:           406,418 Shares

         54.      Check if the Aggregate Amount in Row 11 Excludes
                  Certain Shares (See Instructions) .......................[  ]

         55.      Percent of Class Represented by Amount In Row 11:
                  12.0%

         56.      Type of Reporting Person: CO

CUSIP NO.  496162 20 7

         57.      Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  Christoph Martin

                  I.D. No.:

         58.      Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         59.      SEC Use Only ................................................

         60.      Source of Funds:  OO

         61.      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) .........................[   ]

         62.      Citizenship or Place of Organization:  Germany

Number of                           63.    Sole Voting Power: 406,418
Shares
Beneficially                        64.    Shared Voting Power: 0
Owned By                            65.    Sole Dispositive Power: 406,418
Each Reporting
Person With                         66.    Shared Dispositive Power: 0

         67.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:           406,418 Shares

         68.      Check if the Aggregate Amount in Row 11 Excludes
                  Certain Shares (See Instructions) .......................[  ]

         69.      Percent of Class Represented by Amount In Row 11:
                  12.0%

         70.      Type of Reporting Person: IN

CUSIP NO.  496162 20 7

         71.      Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  Michael Berresheim

                  I.D. No.:

         72.      Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         73.      SEC Use Only ................................................

         74.      Source of Funds:  OO

         75.      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) .........................[   ]

         76.      Citizenship or Place of Organization:  Germany

Number of                           77.    Sole Voting Power: 950,829
Shares
Beneficially                        78.    Shared Voting Power: 0
Owned By                            79.    Sole Dispositive Power: 950,829
Each Reporting
Person With                         80.    Shared Dispositive Power: 0

         81.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:    950,829 Shares

         82.      Check if the Aggregate Amount in Row 11 Excludes
                  Certain Shares (See Instructions) .......................[  ]

         83.      Percent of Class Represented by Amount In Row 11:
                  28.1%

         84.      Type of Reporting Person: IN

Item 1.            Security and Issuer

          This statement relates to the common stock, $.01 par value ("Common Stock"), of Kings Road Entertainment, Inc. (the "Issuer"), with its principal executive offices at 1901 Avenue of the Stars, Los Angeles, California 90067.

Item 2.            Identity and Background

          (a) This statement is filed by FAB Capital Corporation, an Idaho corporation ("FAB"), RAS Securities Corp., a New York corporation which is expected to become a wholly-owned subsidiary of FAB ("RAS"), MBO Music Verlag GmbH, a German corporation ("MBO"), and Western Union Leasing Ltd., a trust incorporated in Ireland ("Western") (collectively, the "Acquirors"). This statement is also filed by Christoph Martin, the sole shareholder and sole trustee of Western and Michael Berresheim, the sole shareholder of MBO.

          (b) The addresses of each of the Acquirors' and Mr. Martin's and Mr. Berresheim's principal place of business and principal office are as follows: for FAB, 1461 First Avenue, New York, New York 10021; for RAS, 50 Broadway, New York, New York 10004; for MBO and Mr. Berresheim, Gerauer Street, 58A Moerfelden
- Walldorf, Germany 64546; and for Western and Christoph Martin, the principal business address is Rothhaus Street 1, 67348 Bad Hamburg Germany and the principal office of Western is 10 Greycoat Place, 1 Premier House, London SW1 England.

          (c) The principal businesses of the Acquirors are as follows: FAB is a private investment firm and holding company with diverse business interests; RAS is a broker dealer and investment banking firm; MBO is a music publisher, primarily receiving royalties from recorded music; and Western is an offshore private financing company. Information with respect to the officers, directors and principal stockholders of each of the Acquirors (the "Individual Affiliates") is set forth in the following Schedule A.

                                   SCHEDULE A


                              RAS SECURITIES CORP.


 Executive Officers; Directors;                                                           Other Principal
    Controlling Shareholders                                                              Occupation/Name
      (name and addressees)             Citizenship              Capacity, Title            of Employer
-------------------------------         -----------              ---------------          ---------------


1.  Robert A. Schneider                     USA                       100%                      n/a
    21 East 66th Street                                           Common Stock
    New York, NY                                                     ownership


2.  Gerald Heilpern                         USA                     President                   n/a
    50 Broadway
    New York, NY

3.  David Parsons                           USA                 Vice President &                n/a
    50 Broadway                                                    Director of
    New York, NY                                                   Compliance


4.  Julia Mold-Torres                       USA                  Chief Financial                n/a
    50 Broadway                                                      Officer
    New York, NY



         FAB is the sole preferred shareholder of RAS with a call option on 100% of the outstanding common stock of RAS pursuant to a transaction among Robert Schneider, RAS and FAB.



                              MBO Music Verlag GmbH



Executive Officers; Directors;                                                   Other Principal
   Controlling Shareholders                                                      Occupation/Name
     (name and addresses)          Citizenship        Capacity, Title              of Employer
------------------------------     -----------        ---------------            ---------------


Michael L. Berresheim                Germany          Managing Director;               n/a
Eppsteiner Strasse 55                                       100%
D60323 Frankfurt                                         shareholder



                           WESTERN UNION LEASING LTD.



Executive Officers; Directors;                                                               Other Principal
   Controlling Shareholders                                                                  Occupation/Name
     (name and addresses)                 Citizenship             Capacity, Title              of Employer
------------------------------            -----------             ---------------          -------------------

Western is a trust with
Christoph Martin as
sole trustee



                                                                                            Attorney with
Christoph Martin                              Germany                 Trustee                own practice
Rathausstrabe 1,                              for Mr. Martin
61348 Bad Homburg v.d.H.

                             FAB CAPITAL CORPORATION


Executive Officers; Directors;                                                               Other Principal
   Controlling Shareholders                                                                  Occupation/Name
     (name and addresses)                 Citizenship          Capacity, Title             of Employer
------------------------------            -----------          ---------------           ---------------


1.  Philip G. Cook                        Australia             Chairman; CEO;             Private Investor
    50 Broadway                                                    Director
    New York, NY 10004                                          25% shareholder


2.  Randy Strausberg                         USA                Chief Financial                   n/a
    50 Broadway                                                     Officer
    New York, NY 10001


3.  Marc Greenspan                           USA                   Director                       n/a
    50 Broadway
    New York, NY


4.  Mercury Blaze Limited an               Ireland                    32%                         n/a
    Irish Trust                                                   Shareholder
    Trustee is Colin Pearse


          (d) None of the Acquirors or the Individual Affiliates has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Acquirors or the Individual Affiliates has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.            Source and Amount of Funds

          By agreement dated November 6, 1998 (the "Agreement," which is Exhibit 10(a) of this Schedule), FAB purchased 421,949 shares, MBO purchased 373,350 shares, Western purchased 159,461 shares and RAS purchased 100 shares of Common Stock from the Estate of Stephen Friedman (the "Estate"), and FAB simultaneously acquired 7,500 shares of Common Stock from Christopher Trunkey. The purchase price for each such purchase was $2.35 per share or $2,261,546 in the aggregate. RAS is expected to become a wholly-owned subsidiary of FAB upon the consummation of a pending transaction. Each of the Acquirors disclaims beneficial ownership of the shares of Common Stock acquired by the other Acquirors.

          For each of the Acquirors, the source and the amount of the funds used in acquiring shares of Common Stock from the Estate and Mr. Trunkey were as follows: As described below, FAB, MBO and Western borrowed $991,580.15, $877,372.50 and $374,733.35, respectively, to fund their respective purchases of shares from the Estate. FAB used internal working capital ($17,625) to acquire 7,500 shares of Common Stock from Mr. Trunkey as did RAS ($235) to acquire 100 shares of Common Stock from the Estate.

          FAB, MBO and Western  borrowed an aggregate of  $2,243,686 as follows:
$1,500,000 from Riverrock Ltd.; $200,000 from Long Valley Associates; and $543,686 from North American International Capital, Inc. FAB, MBO and Western borrowed 44.2%, 39.1% and 16.7%, respectively, of the amount loaned by each of these lenders. The entire amount loaned by North American International Capital, Inc. was first borrowed by FAB and FAB loaned $212,673 to MBO and $90,835 to Western. FAB, MBO and Western each has repaid such loans described above.

          In addition, Music Action Ltd., a German corporation ("MAC"), agreed that it will, as soon as practicable but in any event within 120 days after November 6, 1998, make or cause to be made an offer to each of the Company's shareholders, other than the Estate and Mr. Trunkey, for the purchase of up to ninety percent (90%) of such shareholder's shares at the price of $2.35 per share (the "Purchase Offer"). MAC has agreed that, in the event the Purchase Offer is not made within ninety (90) days after November 6, 1998, it will deposit $1,800,000 into escrow to be applied toward the Purchase Offer. FAB has agreed to make the $1,800,000 deposit into escrow in the event MAC does not do so.

          Also pursuant to the Agreement, the Issuer entered into a consulting agreement with Kenneth Aguado, the former Chief Executive Officer of the Issuer, providing him with a fee of $10,000 per month, plus certain other incentive fees for projects, for a term of one year, renewable by mutual consent of the parties.

Item 4.            Purpose of Transaction

          The purposes of the Acquirors in purchasing shares of Common Stock from the Estate and Mr. Trunkey were to acquire collectively over 50% of the outstanding shares of the Issuer, to cause the appointment of the designees of the acquirors as the members of the Board of Directors of the Issuer, to expand and diversify the Issuer's operations and to involve the Company in future stock purchase, asset purchase, merger or acquisition transactions, including with Immediate Entertainment Group, Inc., a Nevada corporation ("Immediate"). Such transactions may require the Company to amend its Certificate of Incorporation to authorize additional shares of capital stock.

          MAC has agreed to make or cause to be made the Purchase Offer as described in Item 3, above. MAC has agreed that, in the event the Purchase Offer is not made within ninety (90) days after November 6, 1998, it will deposit $1,800,000 into escrow to be applied toward the Purchase Offer. FAB has agreed to make the $1,800,000 deposit into escrow in the event MAC does not do so.

          Effective November 9, 1998, the Issuer acquired 20% of the common stock of Immediate at a price of $2.50 per share, paid with a combination of stock of the Issuer and cash. Pursuant to such transaction, Western sold 400,000 Immediate shares for $419,650.00 and 246,957 shares of Common Stock; FAB sold 1,057,885 Immediate shares for $1,109,853.60 and 653,131 shares of Common Stock; and MBO sold 935,350 Immediate shares for $981,299.07 and 577,479 shares of Common Stock. The Issuer also entered into a non-binding Letter of Intent with Immediate pursuant to which Immediate will merge into a newly formed, wholly owned subsidiary of the Issuer in a proposed tax-free transaction. The merger is conditioned upon the negotiation and execution of definitive final agreements and the satisfaction of any legal requirements including the consent of shareholders, if required. Immediate is a diversified entertainment holding company that provides services relating to music production, audio recording, CD manufacturing, film soundtrack and script development, and operates a mail order music club.

          Pursuant to the Agreement, the existing members of the Issuer's Board of Directors resigned and elected in their place Phillip Cook and James Leaderer, who constitute the Board of Directors. It is anticipated that additional members will be elected to the Board. In addition, the existing management of the Company, except Christopher Trunkey, the Chief Financial Officer of the Company, resigned and Phillip Cook was appointed President and James Leaderer was appointed Senior Vice President of the Company.

          Except as set forth above in this Item 4, each of the Acquirors does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item
4. Nothing set forth above should be interpreted to preclude the Acquirors from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.


Item 5.            Interest in Securities of the Issuer

          FAB beneficially owns 1,082,580 shares of Common Stock (31.9% of the outstanding), MBO and Mr. Berresheim each beneficially owns the same 950,829 shares of Common Stock (28.1% of the outstanding), Western and Mr. Martin each beneficially owns the same 406,418 shares of Common Stock (12.0% of the outstanding) and RAS beneficially owns 100 shares of Common Stock, which together constitute 2,439,927 shares, or 72.0% of the outstanding. Each of Acquirors disclaims beneficial ownership of the shares of Common Stock acquired by the other Acquirors. RAS is expected to become a wholly-owned subsidiary of FAB upon the consummation of a pending transaction.

     Each of the Acquirors has the sole power to vote and dispose of the shares of Common Stock acquired and beneficially owned by it. Mr. Martin and Mr. Berresheim have the power to control the voting and disposition of Western's shares and MBO's shares, respectively, of Common Stock.

          Other than the transactions described above, none of the Acquirors has effected any transaction involving the Issuer's securities within the preceding sixty (60) days.


Item 6.            Contracts, Arrangements, Understandings or
                   Relationships, with Respect to Securities of the Issuer

          RAS is expected to become a wholly-owned subsidiary of FAB upon the consummation of a pending transaction. Mr. Martin is the sole trustee and shareholder of Western and Mr. Berresheim is the sole shareholder of MBO.

Item 7.            Material to be filed as Exhibits

                   Exhibit
                   Numbers                             Exhibit
                   -------                             -------

                   A Joint Acquisition Statement, dated November 13, 1998, by RAS Securities Corp., Western Union Leasing Ltd., Christoph Martin,
                                            Michael  Berresheim,  FAB  Capital
                                            Corporation  and MBO Music  Verlag
                                            GmbH.

                   10(a) Stock Acquisition Agreement, dated November 6, 1998, by and among the Estate of Stephen Friedman, RAS Securities Corp., Kings Road
                                            Entertainment, Inc., FAB Capital
                                            Corporation and Christopher
                                            Trunkey.

                   10(b) Stock Purchase Agreement, dated November 9, 1998, by and among, Western Union Leasing Ltd., FAB Capital Corporation, MBO Music Verlag GmbH, Kings Road
                                            Entertainment, Inc. and Immediate
                                            Entertainment Group, Inc.

                   10(c) Form of Demand Promissory Note and Pledge Agreement, dated November 9, 1998, entered into by each of Riverrock Ltd., Long Valley
                                            Associates with FAB Capital
                                            Corporation, MBO Music Verlag GmbH
                                            and Western Union Leasing Ltd. and
                                            North American International
                                            Capital, Inc. with FAB Capital
                                            Corporation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 13, 1998

                                          RAS SECURITIES CORP.


                                          By:/s/
                                             -----------------------------------
                                             Gerald Heilpern, Vice President